IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
17901 VON KARMAN AVENUE
SUITE 500
IRVINE, CALIFORNIA 92614
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

February 17, 2011

By EDGAR
Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chineselnvestors.com, Inc. Form 10-12G
Filed November 29, 2010 File No. 000-54207

Dear Ms. Dickerson:

In your comment letter dated February 3, 2011, you requested that an amendment to the captioned registration statement be filed within ten business days, which would have been today.  Unfortunately, Brett Roper, the registrant’s vice president for corporate services and the officer most closely involved in the drafting of the registration statement and amendments thereto, has had a severe case of the flu and lost five working days last week and this week.  We respectfully request an extension of the time to file an amendment in connection with your comment letter of February 3, 2011, to Friday February 25, 2011.

Please feel free to contact me if you have any questions.

Very truly yours, IRVINE VENTURE LAW FIRM, LLP /s/ Michael E. Shaff

cc:	Mr. Brett Roper Mr. Warren Wang